EXHIBIT 99.1

Precision Drilling Corporation Announces Dual Listing on NYSE Texas

CALGARY, Alberta, Feb. 27, 2026 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) today announced that its common shares have been approved for dual listing on NYSE Texas, a fully electronic equities exchange headquartered in Dallas, Texas, which launched in March 2025.

Precision will maintain its primary listing on the New York Stock Exchange (NYSE) and trade with the same “PDS” ticker symbol on NYSE Texas, effective March 2, 2026. The Company’s common shares will also continue to trade on the Toronto Stock Exchange under the trading symbol “PD”.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, rental equipment and camps all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com